Form of Tax Opinion

________________, 2023

Northern Lights Fund Trust II 225 Pictoria Drive, Suite 450 Cincinnati, Ohio 45246 Walthausen Funds 2691 Route 9, Suite 102 Mata, NY 12020

Re:	AGREEMENT AND PLAN OF REORGANIZATION AND Termination, DATED AS OF ______________, 2023 (THE “AGREEMENT”), AMONG Northern Lights FUND TRUST II (“Acquiring Trust”) on behalf of ITS SERIES, North Star Small Cap Value Fund (THE “Acquiring fund”), Walthausen Funds (“Selling TRUST”) on behalf of ITS SERIES, Walthausen Small Cap Value Fund (THE “Selling FUND”), AND, SOLELY FOR PURPOSES OF Sections 1.7, 5.11, and 9.1 THEREOF, North Star Investment Management Corp (the “AdvisEr”)

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction consisting of: (i) the transfer of all of the assets of the Selling Fund (the “Assets”) in exchange solely for voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Selling Fund (the “Liabilities”); and (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Selling Fund in exchange for their shares of beneficial interest of the Selling Fund (“Selling Fund Shares”) in complete liquidation of the Selling Fund, all upon the terms and conditions set forth in the Agreement. The Agreement and the transactions contemplated thereunder with respect to the Selling Fund and the Acquiring Fund are hereinafter called the “Reorganization”. The Acquiring Fund is a newly organized series of Acquiring Trust that has not commenced operations and will not do so until the date of the Reorganization. In the Reorganization, the holders of Institutional Class and Investor Class Selling Fund Shares will receive Institutional Class and Investor Class Acquiring Fund Shares, respectively. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Registration Statement (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization; (iii) certain representations concerning the Reorganization made to us by Selling Trust, on behalf of the Selling Fund, and by Acquiring Trust, on behalf of the Acquiring Fund, in letters of even date herewith (the “Representation Letters”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,[1] applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “IRS”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letters. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in such documents.

Based upon the foregoing, it is our opinion for federal income tax purposes that, with respect to the Selling Fund and the Acquiring Fund, subject to the limitations set forth herein:

(a)       The Acquiring Fund’s acquisition of the Assets in exchange solely for Acquiring Fund Shares and the Acquiring Fund’s assumption of the Liabilities, followed by the Selling Fund’s distribution of those Acquiring Fund Shares pro rata to the shareholders of the Selling Fund actually or constructively in exchange for their Selling Fund Shares in complete liquidation of the Selling Fund, will qualify as a “reorganization” within the meaning of in Section 368(a)(1)(F) of the Code, and the Selling Fund and the Acquiring Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)       Under Sections 361 and 357(a) of the Code, the Selling Fund will not recognize gain or loss on the transfer of its Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the Acquiring Fund’s assumption of the Liabilities of the Selling Fund or on the subsequent distribution (whether actual or constructive) of those shares to the shareholders of the

[1] All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

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Selling Fund in exchange for their Selling Fund Shares in complete liquidation of the Selling Fund pursuant to the Reorganization.

(c)       Under Section 1032(a) of the Code, the Acquiring Fund will not recognize gain or loss on its receipt of the Assets of the Selling Fund in exchange solely for its Acquiring Fund Shares and its assumption of the Liabilities of the Selling Fund.

(d)       Under Section 362(b) of the Code, the Acquiring Fund’s adjusted basis in each Asset will be the same as the Selling Fund’s adjusted basis therein immediately before the Reorganization, and under Section 1223(2) of the Code, the Acquiring Fund’s holding period for each Asset will include the Selling Fund’s holding period therefor (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period).

(e)       Under Section 354(a)(1) of the Code, a shareholder of the Selling Fund will recognize no gain or loss on the exchange of all its Selling Fund Shares solely for Acquiring Fund Shares pursuant to the Reorganization.

(f)       Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the Acquiring Fund Shares received by a shareholder of the Selling Fund in the Reorganization will be the same as the aggregate adjusted basis immediately prior to the Reorganization of the Selling Fund Shares actually or constructively surrendered by such shareholder in exchange for those Acquiring Fund Shares, and under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by a shareholder of the Selling Fund in the Reorganization will include the period during which the Selling Fund Shares exchanged therefor were held by such shareholder, provided that such Selling Fund Shares were held as capital assets at the Closing.

(g)       The Acquiring Fund will succeed to and take into account the items of the Selling Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder. In particular, under Treasury Regulations § 1.381(b)-1(a)(2), the Acquiring Fund will be treated for purposes of Section 381 of the Code as the Selling Fund would have been treated if there had been no Reorganization, the Selling Fund’s tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund as if there had been no Reorganization, and the taxable year of the Selling Fund will not end on the date of the Reorganization merely because of the closing of the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein but are not binding upon the IRS or the courts, and there is no guarantee that the IRS will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with

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respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Selling Fund or the Acquired Fund qualifies or will qualify as a regulated investment company; (ii) the federal income tax consequences of the payment of Reorganization expenses by the Adviser, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a) of the Code; (iii) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Selling Fund shareholder that is a foreign person; (iv) the effect of a Reorganization on the Selling Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code); (v) the effect of a Reorganization on any shareholder of the Selling Fund that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (vi) whether accrued market discount, if any, on any market discount bonds held by the Selling Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (vii) whether any gain or loss will be required to be recognized with respect to any Asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); and (viii) any state, local or foreign tax consequences of the Reorganization.

Our opinions are being rendered to Acquiring Trust and Selling Trust and their respective Boards of Trustees, and may be relied upon only by Acquiring Trust and Selling Trust and their respective Boards of Trustees and by the shareholders of the Selling Fund, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of the Selling Fund. Selling Trust, the Selling Fund, Acquiring Trust, the Acquiring Fund and the shareholders of the Selling Fund and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement and to the use of our name and to any reference to our firm in the Proxy Statement. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

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